UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On April 1, 2026, RedCloud Holdings plc (the “Company”) completed its general meeting of shareholders (the “General Meeting”). As of the record date of February 6, 2026 (the “Record Date”), 55,606,812 ordinary shares, par value £0.002 per share (the “Ordinary Shares”), were issued and outstanding and entitled to vote at the General Meeting. The number of Ordinary Shares present or represented by valid proxy at the General Meeting was 42,673,967 Ordinary Shares, representing a quorum. The following actions were taken at the General Meeting:

Proposal No. 1: Authority to Allot Shares

The first proposal was the approval of the authorization of the board of directors of the Company (the “Board of Directors”) to generally and unconditionally allot Ordinary Shares and to grant rights to subscribe for, or convert any security into, Ordinary Shares up to an aggregate nominal amount of £2,000,000. Unless renewed, varied or revoked by the Company, shall expire on April 1, 2031, provided that the Company may, before such expiry, make offers or agreements which would or might require Ordinary Shares to be allotted or rights to subscribe for, or convert securities into, Ordinary Shares to be granted and the Board of Directors may allot Ordinary Shares or grant rights to subscribe for, or convert securities into, Ordinary Shares in pursuance of such offer or agreement notwithstanding that the authority conferred has expired. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
42,340,000	319,655	14,312	0

Proposal No. 1 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 2: Increase of Maximum Number of Directors on the Board of Directors

The second proposal was the approval of the increase of the maximum number of directors on the Board of Directors to eleven directors, providing for a minimum of two and maximum of eleven directors. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
42,456,613	202,261	15,093	0

Proposal No. 2 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 3: Disapplication of Pre-emption Rights

The third proposal, subject to the approval of Proposal No. 1, was the approval of the empowerment of the Board of Directors pursuant to Section 570 of the Companies Act 2006 to allot equity securities wholly for cash, under the allotment authority provided under Proposal No.1, without being subject to Section 561 of the Companies Act 2006 and any rights of pre-emption contained in the Company’s Articles of Association. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
42,325,442	322,564	25,961	0

Proposal No. 3 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: April 10, 2026

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